Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Earnings:
Income before income taxes	$3,208	$2,641
Add:
Interest and other fixed charges, excluding capitalized interest	445	402
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	100	96
Distributed income of investees accounted for under the equity method	4	4
Amortization of capitalized interest	2	1
Less:
Equity in earnings of investments accounted for under the equity method	8	7
Total earnings available for fixed charges	$3,751	$3,137
Fixed charges:
Interest and fixed charges	$464	$415
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	100	96
Total fixed charges	$564	$511
Ratio of earnings to fixed charges	6.65x	6.14x

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